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January 27, 1997



Strategist Tax-Free Income Fund, Inc.
IDS Tower 10
Minneapolis, Minnesota  55440-0010

Gentlemen:

I have examined the Articles of Incorporation and the By-Laws of the Company and all necessary certificates, permits, minute books, documents and records of the Company, and the applicable statutes of the State of Minnesota, and it is my opinion:

(a) That the Company is a corporation duly organized and existing under the laws of the State of Minnesota with an authorized capital stock of 20,000,000,000 shares, all of $.01 par value, that such shares may be issued as full or fractional shares and that on November 30, 1996, 117,305 shares were issued and outstanding;

(b) That all such authorized shares are, under the laws of the State of Minnesota, redeemable as provided in the Articles of Incorporation of the Company and upon redemption shall have the status of authorized shares and unissued shares;

(c) That the Company registered on November 2, 1995, an indefinite number of shares pursuant to Rule 24f-2 and is herewith filing a Rule 24f-2 Notice covering the shares during its Fiscal Period ended November 30, 1996; and

(d) That shares which were sold at not less than their par value and in accordance with applicable federal and state securities laws were legally issued, fully paid an nonassessable.

I hereby consent that the foregoing opinion may be used in connection with the Rule 24f-2 Notice.

Very truly yours,



Eileen J. Newhouse
Secretary

EJN/TM/rjf